Exhibit 12.1

Whitestone REIT
Calculation of Consolidated Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings
Income (loss) from continuing operations	$6,854	$5,349	$3,621	$(165)	$496
Plus: Taxes	372	282	293	275	214
Plus: Fixed charges	15,122	10,672	10,089	9,084	6,224
Total earnings	$22,348	$16,303	$14,003	$9,194	$6,934

Fixed charges
Interest expense	$13,804	$9,680	$8,929	$7,482	$5,608
Plus: Capitalized Interest	106	93	114	176	—
Plus: Amortization of deferred financing costs	1,212	899	1,046	1,426	616
Total fixed charges	$15,122	$10,672	$10,089	$9,084	$6,224

Ratio of earnings to fixed charges	1.48	1.53	1.39	1.01	1.11